FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/03/2021:

50,498,009 Common Shares, 9,289,038 Warrants

Date: April 9, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On March 1, 2021, the Issuer's Common Shares commenced trading on the Nasdaq Capital Market ("NASDAQ") under the ticker symbol "IMCC".

  On March 8, 2021, the Issuer announced that Focus Medical Herbs Ltd. ("Focus Medical") signed a multi-year supply agreement with GTEC Holdings Ltd. ("GTEC"), a Canadian licensed producer of handcrafted and high quality cannabis (the "GTEC Agreement"). According to the GTEC Agreement, Focus Medical will import GTEC's high-THC medical cannabis flower into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, the Issuer will launch a new category of imported premium indoor medical cannabis products. The import of the Canadian-grown high-THC strains from GTEC's subsidiary, Grey Bruce Farms Incorporated ("GBF"), is expected to commence in Q2 2021, subject to fulfilling all regulatory requirements in relation to such import, including compliance with the Israeli Ministry of Health regulations and receipt of a valid export license from Health Canada. According to the GTEC Agreement, Focus Medical will purchase a minimum quantity of 500 kg of high-THC medical cannabis flower from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel and such exclusive term can be extended under the terms of the GTEC Agreement by an additional 6 months.

  On March 12, 2021, the Issuer filed a preliminary short form base shelf prospectus (the "Preliminary Shelf Prospectus") with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (the "Securities Commissions"), and on March 15, 2021, the Issuer filed a corresponding shelf registration statement on Form F-10, with the United States Securities and Exchange Commission ("SEC") under the Multijurisdictional Disclosure System established between Canada and the United States.

  On March 18, 2021, the Issuer closed its acquisition of all of the issued and outstanding common shares of Trichome Financial Corp. ("Trichome"), previously announced on December 30, 2020, by way of a plan of arrangement under the Business Corporations Act (Ontario) (the "Trichome Transaction"). See Section 7 below for more information.

  On March 31, 2021, in connection with the Preliminary Shelf Prospectus, the Issuer filed a final short form base shelf prospectus (the "Final Shelf Prospectus") with the Securities Commissions and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the SEC. The Final Shelf Prospectus and the Registration Statement enables the Issuer to offer up to US$250,000,000 (or its equivalent in other currencies) of common shares, warrants, subscription receipts, debt securities, units (collectively, the "Securities"), or any combination of such Securities from time to time, during the 25-month period that the Final Shelf Prospectus is effective. The specific terms of any offering under the Final Shelf Prospectus and the intended use of the net proceeds will be established in a prospectus supplement, which will be filed with the Securities Commissions and the SEC in connection with any such offering.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the Trichome Transaction, Management is focused on increasing the Issuer's presence in Canada by executing its merger & acquisition strategy and seeking to acquire additional licensed cannabis producers with the objective of becoming a dominant supplier in the premium and super premium segment of the Canadian recreational cannabis market, while also identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply and distribution agreements in Germany and the rest of Europe, and additional sales and supply agreements in Israel through Focus Medical.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

  In March 2021, Adjupharm GmbH ("Adjupharm") launched a new medical cannabis flower product with THC/CBD levels of 17%/1%, under the IMC brand. The new product will be distributed pursuant to certain Adjupharm's distribution agreements with its German distribution partners.

  In March 2021, Adjupharm entered into several agreements for the purchase and resale of COVID-19 antigen test kits, as further described under Section 5.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

  On March 51 , 2021, Trichome's subsidiary, Trichome JWC Acquisition Corp ("TJAC") entered into a wholesale supply agreement (the "TJAC Supply Agreement") with a third-party, Canadian licensed producer called Peace Naturals Project Inc. ("Peace Naturals"), which is a subsidiary of Cronos Group Inc. Per the terms of the TJAC Supply Agreement, TJAC has agreed to provide a one-time shipment of approximately 150 kilograms of cannabis product to Peace Naturals. Neither Peace Naturals nor Cronos Group Inc. are related parties of the Issuer or any of its subsidiaries.

  On March 8, 2021, Focus Medical and GTEC signed the GTEC Agreement, as further detailed under Section 1 above. GTEC is not a Related Person of the Issuer.

  On March 12, 2021, Adjupharm entered into a supply agreement with Northern Green Canada Inc. ("NGC") (the "NGC Supply Agreement"). Under the terms of the NGC Supply Agreement, NGC will provide Adjupharm with three new strains of medical cannabis products, to be distributed under the IMC brand to German pharmacies pursuant to Adjupharm's distribution agreements with its German distribution partners. Shipments from NGC are expected to commence in Q2 2021. NGC is not a Related Person of the Issuer.

  On March 29, 2021, Adjupharm entered into a supply agreement with MediPharm Labs Corp. ("MediPharm Labs") for certain medical cannabis extract products to be delivered by MediPharm Labs over an initial two-year term with an automatic two-year extension period. MediPharm Labs is not a Related Person of the Issuer.

1The transaction with Trichome closed on March 18, 2021. As Trichome is no longer a reporting issuer, IMCC includes this information in its monthly report.

  In March 2021, Adjupharm entered into two supply agreements with supply partners in China (the "Suppliers"), under which Adjupharm shall buy COVID-19 rapid antigen tests kits (the "Antigen Supply Agreements"). Concurrently, Adjupharm entered into several resale agreements with reseller partners in Germany (the "Resellers") (the "Reseller Agreements"), under which Adjupharm shall sell the COVID-19 antigen test kits purchased under the Antigen Supply Agreements, to be distributed to pharmacies and retailers in Germany. None of the Suppliers or Resellers are Related Persons of the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

  On March 30, 2021, Adjupharm and Zur Rose Pharma GmbH ("Zur Rose") reached a settlement to terminate their medical cannabis sales agreement that was announced by the Issuer on July 15, 2020.

  On March 31, 2021, Trichome received repayment of its outstanding secured loan to Heritage Cannabis Holdings Corp. ("Heritage"). Trichome provided Heritage with a single advance of CDN $4,875,000 by way of a loan agreement on January 30, 2020 (the "Heritage Loan"). The Heritage Loan was scheduled to mature on January 30, 2022 but was repaid prior to maturity. Trichome received repayment of the entire outstanding principal balance, as well as all accrued interest, commitment fees and any other payment obligations (including legal fees and expenses) owing up to the date of repayment (less amortization payments already received), which resulted in net proceeds of $4,725,789.53.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On March 18, 2021, the Issuer closed the Trichome Transaction. The Trichome Transaction, which was previously announced on December 30, 2020, was completed pursuant to a plan of arrangement under the Business Corporations Act (Ontario).

The Trichome Transaction was implemented pursuant to the terms and conditions of an arrangement agreement dated December 30, 2020, as amended, which resulted in the Issuer's acquisition of all of the issued and outstanding shares of Trichome (the "Trichome Shares").

Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the "Trichome Securityholders") received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of issued and outstanding Common Shares immediately after closing. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction.

Trichome was not a Related Person to the Issuer and was acquired at arm's length. Prior to the Trichome Transaction, the Issuer did not hold any Trichome Shares.

8. Describe the acquisition of new customers or loss of customers.

  On March 30, 2021, Adjupharm and Zur Rose reached a settlement to terminate their medical cannabis sales agreement that was announced by the Issuer on July 15, 2020.
  During March 2021, Adjupharm entered into the Reseller Agreements to provide the Resellers with COVID-19 rapid antigen tests, as further described under Section 5.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

The Issuer acquired intangible assets and goodwill as part of the Trichome Transaction (see Section 7). These assets will be capitalized on the Issuer's balance sheet. None of the acquired intangible assets are considered material with the exception of pending intellectual property registrations related to the "Wagners" brand, which Trichome had applied for prior to the closing of the Trichome Transaction. The exact value of the acquired intangible assets are not yet known as Management is currently finalizing post-closing purchase price allocations with respect to the Trichome Transaction.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not Applicable.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	56,330	Exercise of incentive stock options.	$231,603 to be used for working capital
	31,369	Exercise of warrants.	$163,118.8 to be used for working capital
	10,104,901	Issued to Trichome Securityholders as consideration for the Trichome Transaction, as further detailed in Section 7.	Not Applicable
	100,916	Issued to financial advisors for advisory fees in connection with the Trichome Transaction, as further detailed in Section 7.	Not Applicable
Incentive Stock Options	700,000	Each incentive stock option granted on March 18, 2021 is exercisable for one common share at an exercise price of $10.02 for a period of five years from the grant date.	Not Applicable

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

  On March 12, 2021, the Issuer provided Trichome with a $500,000 loan, evidenced by way of a promissory note issued by Trichome to the Issuer (the "Promissory Note"). The Promissory Note  carried an interest rate of 5% and was secured against loan receivables owing to Trichome from certain debtors of Trichome. This loan was repaid by Trichome on April 1st, 2021.

  In March 2021, I.M.C. Holdings Ltd. provided Adjupharm with a €3,500,000 loan as a drawdown (the "Drawdown") under a pre-existing credit agreement dated April 26, 2019. The Drawdown carries an interest rate of 4% per annum and is to be repaid within 2 years.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in North America and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome's debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: April 9, 2021
Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End March 2021	Date of Report YY/MM/D 2021/04/09
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/